FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 23, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES PREPARATION FOR
PRIVATE DEBT OFFERING IN ISRAEL

Netanya, Israel – November 23, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced today that its Board of Directors has instructed the Company to prepare for a potential private offering of additional debentures from the Company's existing Series L Debentures, which are listed on the Tel Aviv Stock Exchange, or TASE, in an aggregate principal amount of between approximately NIS 300 - 400 million, to institutional investors in Israel only.

In addition, Standard & Poor’s Maalot reaffirmed an ilA/negative rating for such potential offering of debentures of up to NIS 400 million principal amount, which the Company may issue.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors and the prior approval of the TASE. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

For additional details regarding the Company's debentures and the Existing Indenture and the Company's options, see the Company's annual report on Form 20-F for the year ended December 31, 2019 dated March 23, 2020 under "Item 5B. Liquidity and Capital Resources – Debt Service" and " - Issuances of equity securities" and the Company's current reports on Form 6-K dated May 21, 2020, under "Other developments during the first quarter of 2020 and subsequent to the end of the reporting period - Results of Securities Offering In Israel".

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The securities have not been registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.  Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-4774	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date: For November 23, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary